UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2021

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.	Yes ☐	No ☒

*If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Masahiko Tsutsui
	Name:	Masahiko Tsutsui
	Title:	General Manager, Financial Accounting Dept.

Date:    March 24, 2021

Sumitomo Mitsui Financial Group, Inc.

Change of Representative Executive Officer

Tokyo, March 24, 2021

Sumitomo Mitsui Financial Group, Inc. (President and Group CEO: Jun Ohta) hereby announces the change of Representative Executive Officer, with effect from April 1, 2021.

< Sumitomo Mitsui Financial Group, Inc. >

Post to be appointed	Current	Name
With effect from April 1, 2021

Sumitomo Mitsui Financial Group, Inc. Deputy Chairman	Sumitomo Mitsui Financial Group, Inc. Deputy President and Executive Officer (Representative Executive Officer)	Gotaro Michihiro